# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scage Future, CIK 0002000366
CUSIP: 80590A105
Title of class of securities: Ordinary Share
Address of issuer's principal executive offices: 2F, Building 6, No. 6 Fengxin Road, Yuhu, Jiangsu Province, Nanjing City, China (F4), 210012
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002100378

## Reporting persons
- Chao Gao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 45,441,182; shared voting power 0; sole dispositive power 29,785,174; shared dispositive power 0; aggregate amount beneficially owned 45,441,182 (62.9% of the class)
  Comment: (1) Represents (i) 29,785,174 Ordinary Shares held by Upward Stars Group Limited, a British Virgin Islands company wholly owned by Mr. Chao Gao; and (ii) 15,656,008 Ordinary Shares that Mr. Chao Gao beneficially owns by virtue of an acting-in-concert agreement. In August 2024, Upward Stars Group Limited, Two Courage Brothers Limited, Three Action Brothers Limited, Victorious Lights Holding Limited, Five Epic Brothers Limited and Four Genuine Brothers Limited entered into an acting-in-concert agreement, which has become effective on June 24, 2025. Pursuant to the acting-in-concert agreement, the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation to such matters, a decision that is made by Mr. Gao as the sole owner of Upward Stars Group Limited shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. Therefore, Mr. Gao also beneficially owns (a) 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng; (b) 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo; (c) 3,123,110 Ordinary Shares held by Two Courage Brothers Limited, a British Virgin Islands company; (d) 2,843,596 Ordinary Shares held by Five Epic Brothers Limited, a British Virgin Islands company; and (e) 780,777 Ordinary Shares held by Four Genuine Brothers Limited, a British Virgin Islands company.
  
  (2) Represents 29,785,174 Ordinary Shares held by Upward Stars Group Limited, a British Virgin Islands company wholly owned by Mr. Chao Gao.
  
  (3) Based on 72,243,992 Ordinary Shares issued and outstanding as of June 30, 2025.
- Upward Stars Group Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 45,441,182; shared voting power 0; sole dispositive power 29,785,174; shared dispositive power 0; aggregate amount beneficially owned 45,441,182 (62.9% of the class)
  Comment: (1) Represents (i) 29,785,174 Ordinary Shares held by Upward Stars Group Limited, a British Virgin Islands company wholly owned by Mr. Chao Gao; and (ii) 15,656,008 Ordinary Shares that Mr. Chao Gao beneficially owns by virtue of an acting-in-concert agreement. In August 2024, Upward Stars Group Limited, Two Courage Brothers Limited, Three Action Brothers Limited, Victorious Lights Holding Limited, Five Epic Brothers Limited and Four Genuine Brothers Limited entered into an acting-in-concert agreement, which has become effective on June 24, 2025. Pursuant to the acting-in-concert agreement, the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation to such matters, a decision that is made by Mr. Gao as the sole owner of Upward Stars Group Limited shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. Therefore, Mr. Gao also beneficially owns (a) 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng; (b) 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo; (c) 3,123,110 Ordinary Shares held by Two Courage Brothers Limited, a British Virgin Islands company; (d) 2,843,596 Ordinary Shares held by Five Epic Brothers Limited, a British Virgin Islands company; and (e) 780,777 Ordinary Shares held by Four Genuine Brothers Limited, a British Virgin Islands company.
  
  (2) Represents 29,785,174 Ordinary Shares held by Upward Stars Group Limited, a British Virgin Islands company wholly owned by Mr. Chao Gao.
  
  (3) Based on 72,243,992 Ordinary Shares issued and outstanding as of June 30, 2025.
- Qinghua Zeng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 5,004,625; shared voting power 0; sole dispositive power 5,004,625; shared dispositive power 0; aggregate amount beneficially owned 5,004,625 (6.93% of the class)
  Comment: (1) Represents 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng.
  
  (2) Based on 72,243,992 Ordinary Shares issued and outstanding as of June 30, 2025.
- Victorious Lights Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 5,004,625; shared voting power 0; sole dispositive power 5,004,625; shared dispositive power 0; aggregate amount beneficially owned 5,004,625 (6.93% of the class)
  Comment: (1) Represents 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng.
  
  (2) Based on 72,243,992 Ordinary Shares issued and outstanding as of June 30, 2025.
- Yuanchi Guo: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); member of a group; sole voting power 3,903,900; shared voting power 0; sole dispositive power 3,903,900; shared dispositive power 0; aggregate amount beneficially owned 3,903,900 (5.4% of the class)
  Comment: (1) Represents 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo.
  
  (2) Based on 72,243,992 Ordinary Shares issued and outstanding as of June 30, 2025.
- Three Action Brothers Limited: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 3,903,900; shared voting power 0; sole dispositive power 3,903,900; shared dispositive power 0; aggregate amount beneficially owned 3,903,900 (5.4% of the class)
  Comment: (1) Represents 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo.
  
  (2) Based on 72,243,992 Ordinary Shares issued and outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Scage Future
Address of issuer's principal executive offices: 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, People's Republic of China

## Item 2. Person Filing
Name of person filing:
1. Chao Gao
2. Upward Stars Group Limited
3. Qinghua Zeng
4. Victorious Lights Holding Limited
5. Yuanchi Guo
6. Three Action Brothers Limited
Address of principal business office or, if none, residence:
1. Chao Gao:
2. Qinghua Zeng:
3. Yuanchi Guo:
4. The address for each of Upward Stars Group Limited, Victorious Lights Holding Limited, and Three Action Brothers Limited is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
Citizenship:
1. Chao Gao is a Chinese citizen.
3. Qinghua Zeng is a Chinese citizen.
5. Yuanchi Guo is a Chinese citizen.
6. Each of Upward Stars Group Limited, Victorious Lights Holding Limited, and Three Action Brothers Limited is organized under the laws of the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Percent of class: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: In August 2024, Upward Stars Group Limited, Two Courage Brothers Limited, Three Action Brothers Limited, Victorious Lights Holding Limited, Five Epic Brothers Limited and Four Genuine Brothers Limited entered into an acting-in-concert agreement, which has become effective on June 24, 2025. Pursuant to the acting-in-concert agreement, the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation to such matters, a decision that is made by Mr. Gao as the sole owner of Upward Stars Group Limited shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. Therefore, Mr. Chao Gao beneficially owns (i) 29,785,174 ordinary Shares held by Upward Stars Group Limited; and (ii) 15,656,008 Ordinary Shares that Mr. Chao Gao beneficially owns by virtue of the acting-in-concert agreement, including (a) 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng; (b) 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo; (c) 3,123,110 Ordinary Shares held by Two Courage Brothers Limited, a British Virgin Islands company; (d) 2,843,596 Ordinary Shares held by Five Epic Brothers Limited, a British Virgin Islands company; and (e) 780,777 Ordinary Shares held by Four Genuine Brothers Limited, a British Virgin Islands company.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Act-in-Concert Agreement

## Signatures
- Chao Gao: /s/ Chao Gao, Chao Gao (03/06/2026)
- Upward Stars Group Limited: /s/ Chao Gao, Chao Gao/Authorized Signatory (03/06/2026)
- Qinghua Zeng: /s/ Qinghua Zeng, Qinghua Zeng (03/06/2026)
- Victorious Lights Holding Limited: /s/ Qinghua Zeng, Qinghua Zeng/Authorized Signatory (03/06/2026)
- Yuanchi Guo: /s/ Yuanchi Guo, Yuanchi Guo (03/06/2026)
- Three Action Brothers Limited: /s/ Yuanchi Guo, Yuanchi Guo/Authorized Signatory (03/06/2026)